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December 28, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Joe McCann

Abby Adams

Tracey Houser

Al Pavot

Re:	Arcellx, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 19, 2021

CIK No. 0001786205

Ladies and Gentlemen:

On behalf of our client, Arcellx, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 22, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a revised draft of the Draft Registration Statement (the “Amended Registration Statement”). For the Staff’s reference, we have included both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Amended Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 19, 2021

Prospectus Summary

Overview, page 1

1.

Please revise the Overview to provide a balanced presentation of the status and capabilities of the platforms you are developing and the preliminary Phase 1 data that you prominently highlight concerning your CART-ddBCMA candidate. For instance, we note several statements in the Overview regarding validation of “meaningful clinical benefits”, “higher transduction efficiency”, “improved lasting therapeutic benefit and reduced toxicity” and “potential for best-

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

December 28, 2021

in class treatment.” With reference to your disclosure on page 14, we note that it should be clear in the Overview that you are still developing each of these three platforms, and that you have treated a small number of patients using a product developed under the D-Domain and ddCAR platforms and that those results are preliminary in nature. With respect to ARC-SparX platform, please revise the disclosure to explain, if applicable, that your statements of belief are based on preclinical testing that you have conducted.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 1-4, 91, 107, 108, and 113 of the Amended Registration Statement to reflect that the results of the Phase 1 trial for CART-ddBCMA relate to 24 or less patients and are preliminary in nature and that the statements of belief with respect to the ARC-SparX platform are based on preclinical testing.

2.	Please revise the second and third paragraphs of the Overview to define or explain briefly the following scientific terms:

•	refractory

•	cytogenetics

•	extramedullary

•	bone marrow blasts

Also, revise to explain the terms “overall response rate” and “complete response rate” and clarify, if true, that these response rates do not indicate that the patient was cured of the condition.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 1, 2, 107, and 108 of the Amended Registration Statement to explain that “refractory multiple myeloma”, “overall response rate” and “complete response rate” are defined by the International Myeloma Working Group, to define “cytogenetics”, “extramedullary disease” and, in lieu of “bone marrow blasts”, the term “bone marrow plasma cells” and to clarify that response rates refer to antitumor activity and at present, no therapies, whether approved or in clinical development, are curative.

3.

We refer to prior comment 1 and your June 9, 2021 response to prior comment 5. Without revision to the table, it appears that you intend to both develop and commercialize your CART-ddBCMA technology. Please advise and revise the Summary discussion to clarify your development plans for this product, including any changes with respect to clinical advancement and commercialization.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 1, 2, 91, 107 and 108 of the Amended Registration Statement to clarify that the Company intends to complete clinical development of the CART-ddBCMA product candidate and, if the pivotal trial is successful, seek FDA approval. The Amended Registration Statement also indicates the Company’s intent to pursue earlier lines of therapy and seek regulatory approval in foreign markets.

4.	Please revise the pipeline table as follows:

•

Replace the term “Pivotal” with “Phase III.” If “Pivotal” is intended to mean something other than Phase III, please provide disclosure to clarify. Make similar revisions throughout your prospectus for consistency.

•

Provide an additional column for Phase III that is no less prominent than the other columns, or tell us the basis for your belief that you will be able to combine Phase II and Phase III for all of your product candidates.

Securities and Exchange Commission

December 28, 2021

•	Given the status of development and the lack of Business section discussion, remove the AML-2, AML-3, AML-4 and the solid tumor programs from the pipeline table.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 3, 109, and 125 of the Amended Registration Statement to update the clinical and preclinical pipeline table, clarify the meaning of pivotal, add Phase II and III columns, and provide further detail regarding AML-2, which is now referred to as ACLX-003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 86

5.	Please expand your disclosure of the agreements CMOs and other third party vendors to disclose the amount of milestone payments that you are subject to pay to the extent that those milestones are met.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page 101 of the Amended Registration Statement.

Critical Accounting Policies and Estimates

Determining the fair value of our common stock and fair value of total equity, page 89

6.

As previously requested in comment 13 in our letter dated May 29, 2020, please expand your disclosure to provide the specific valuation approaches and methods used to estimate the fair value of your common stock and total equity that are consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, including the nature of the material assumptions used in each method.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page 104 of the Amended Registration Statement.

Business

CART-ddBCMA: Phase 1 Trial Preliminary Results, page 112

7.	Revise the graphics on page 115 so the font is large enough to be readable.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 131 and 132 of the Amended Registration Statement.

8.

Revise the discussion of the discussion on page 115 to clarify if cytokine release syndrome (CRS) and immune effector cell-associated neurotoxicity syndrome (ICANS) were the only adverse events that occurred in connection with the clinical trial, or revise to disclose all adverse events.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 131 and 132 of the Amended Registration Statement.

Intellectual Property, page 125

9.

Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the number of patents held, the expiration year of each patent held, and the jurisdiction of each patent. In this regard it may

Securities and Exchange Commission

December 28, 2021

be useful to provide tabular disclosure. Please clearly indicate the number of U.S. patents, the number of foreign patents, and name the jurisdictions for the foreign patents or applications.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 144 and 145 of the Amended Registration Statement.

Share-Based Compensation

Restricted Stock Units, page F-35

10.

We note your disclosure that the fair value of the RSUs was determined by an independent valuation specialist. Please tell us the nature and extent of the specialist’s involvement and whether you believe the specialist was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-1 along with a consent from the specialist once the Form S-1 is publicly filed. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 103, F-11, F-39, and F-40 in the Amended Registration Statement to make clear that the fair value of the RSUs was determined by the Company’s board of directors with input from management and a third party valuation specialist. The Company reviewed the Commission’s guidance relating to disclosures on the use of experts in Securities Act Statements as stated in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections. The Company does not believe it is required to “expertise” or seek a written consent based on the limited extent of the third party valuation specialist’s work in accordance with Securities Act Section 7(a). This regulation applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a). The Company has not summarized or included the valuation firm’s report in the registration statement, as the third party valuation specialist did not prepare or certify any part of the registration statement or prepare or certify a report or valuation for use in connection with the registration statement. Accordingly, the Company respectfully submits that the Company is not required to disclose the name of the third party valuation specialist and no consent should be required because the Company does not deem the third party valuation specialist as an “expert” as defined under Section 11(a) of the Securities Act and Rule 436(b) of Regulation C.

* * * *

Securities and Exchange Commission

December 28, 2021

Please direct any questions with respect to this confidential submission to me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel R. Koeppen
Daniel R. Koeppen

cc:	Rami Elghandour, Arcellx, Inc.

Christopher Heery, M.D., Arcellx, Inc.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries L. Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP